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                                                                    Exhibit 99.1


NEWS RELEASE
FOR IMMEDIATE RELEASE

Contact: Kenneth R. Posner, President & Chief Executive Officer, 312-202-1924
         Angelo and Maxie's, Inc.




      ANGELO AND MAXIE'S ANNOUNCES DIRECTOR AND MANAGEMENT CHANGES, REPORTS SECOND QUARTER RESULTS AND CONTINUATION OF STRATEGIC ALTERNATIVES REVIEW

     CHICAGO, AUGUST 14, 2002 - Angelo and Maxie's, Inc. (OTCBB: AGMX) announced today certain changes in its management and board of directors. Mr. Thomas J. Walters resigned as Chief Executive Officer and a director of the Company. In addition, four of the Company's other directors resigned effective today. In connection with the director resignations, the size of the Company's board of directors was reduced from eight to three. The three remaining directors are Mr. Samuel Zell, Ms. Linda Walker Bynoe and Mr. Stephen Ottmann. The Company also appointed its President, Kenneth R. Posner, to the additional position of Chief Executive Officer. Emanuel N. Hilario, Vice President-Finance and Controller, was appointed Chief Financial Officer. "Mr. Walters' resignation and the resignation of the other Directors were appropriate in light of completion of the previously announced sale of 39 of the Company's 45 restaurants" said Mr. Posner. "The reduction in the size of the board of directors, coupled with the reduction of corporate staff, including Mr.
Walters, is consistent with the business needs of our smaller company"
Mr. Posner added. Mr. Walters has agreed to provide consulting services to the Company for an interim period.

     The Company has reported the 38 Chart House restaurants and one Peohe's restaurant that were sold as discontinued operations in its financial statements for the second quarter of 2002. Accordingly, the comparative statements of operations for the 2001 periods have been reclassified. Total revenues for the thirteen-week period ended July 1, 2002, were $6.7 million, as compared with total revenues of $7.8 million in the comparative period of 2001. The decrease in revenues is primarily due to the disposition in 2001 of three restaurants. Same store sales for the thirteen-week period ended July 1, 2002, increased by 0.3% compared with the comparative period of 2001.

     For the thirteen-week period ended July 1, 2002, the Company incurred a net loss available to common shares of ($10,330,000), or ($5.22) net loss per common share. The net loss available to common shares for the comparative period of 2001 was ($2,367,000), or ($1.20) net loss per

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common share. Results for the 2002 quarter include asset impairment and restructuring charges of $7,061,000 and a loss from discontinued operations of $2,300,000. The asset impairment and restructuring charges include $5,401,000 for the write-down of intangible assets to fair market value and $1,660,000 for severance related to the reduction in staffing following the sale of the discontinued operations.

     For the twenty six-week period ended July 1, 2002, the Company incurred a net loss available to common shares of ($11,513,000) or ($5.82) net loss per common share. The net loss available to common shares for the comparative period of 2001 was ($4,515,000), or ($2.30) net loss per common share.

     At July 1, 2002, there was $24.6 million outstanding under the Company's senior, secured credit facility and $6.5 million outstanding under a subordinated note owed to a related party. Both debt obligations were repaid in full with a portion of the proceeds from the sale of the discontinued operations.

     As previously reported, since last December the Company has been conducting a review of its strategic alternatives. The sale of the discontinued operations represents the successful completion of the initial phase of this review. The Company intends to continue this review, focusing on a sale of the entire Company.

     Headquartered in Chicago, Angelo and Maxie's, Inc. currently operates 6 Angelo and Maxie's Steakhouses in the continental United States.

     Certain of the statements contained in this press release may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include financial projections, estimates and statements regarding plans, objectives and expectations of the Company and its management. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Information on significant potential risks and uncertainties is set forth more fully in the Company's filings with the Securities and Exchange Commission, including quarterly reports on Form 10- Q, reports on Form 8-K and annual reports on Form 10-K.

                                    - more -

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                    ANGELO AND MAXIE'S, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                                      Reclassified                             Reclassified
                                                Thirteen Weeks       Thirteen weeks     Twenty-six weeks     Twenty-six weeks
                                                     ended                ended              ended                 ended
                                                 July 1, 2002        June 25, 2001         July 1, 2002        June 25, 2001
                                               ----------------------------------------------------------------------------------
                                                                      (See Note 1)                              (See Note 1)
 Revenues                                      $    6,729              $    7,846          $    14,056           $    15,002
                                               ----------------------------------------------------------------------------------
 Operating costs and expenses:
   Cost of sales                                    2,353                   2,904                5,003                 5,569
   Restaurant labor                                 1,628                   2,254                3,360                 4,276
   Other operating costs                            1,307                   1,458                2,774                 2,645
   Rent                                               483                     711                  956                 1,395
                                               ----------------------------------------------------------------------------------
     Total restaurant costs                         5,771                   7,327               12,093                13,885
   Selling, general and
     administrative expenses                          121                     294                  318                   788
   Depreciation and amortization                      430                     634                  881                 1,183
   Impairment of assets and
     restructuring charges                          7,061                       -                7,061                     -
   Pre-opening costs                                    -                     233                    -                   597
   Loss on disposal of assets                           -                     198                    2                 1,009
                                               ----------------------------------------------------------------------------------
      Total restaurant and operating
        costs                                      13,383                   8,686               20,355                17,462
                                               ----------------------------------------------------------------------------------
 Loss from operations                              (6,654)                   (840)              (6,299)               (2,460)
   Interest expense, net                            1,151                   1,369                2,037                 2,645
   Other income                                         -                       -                    -                  (900)
                                               ----------------------------------------------------------------------------------
 Loss from continuing operations
    before income taxes                            (7,805)                 (2,209)              (8,336)               (4,205)
 Provision for income taxes                             -                       -                    -                     -
                                               ----------------------------------------------------------------------------------
 Loss from continuing operations                   (7,805)                 (2,209)              (8,336)               (4,205)
 Discontinued operations:
    Income (loss) from operations                   1,381                    (158)                 951                  (310)
    Provision for estimated loss on sale           (3,681)                      -               (3,681)                    -
                                               ----------------------------------------------------------------------------------
 Loss from discontinued operations                 (2,300)                   (158)              (2,730)                 (310)
                                               ----------------------------------------------------------------------------------
 Net loss                                      $  (10,105)            $    (2,367)        $    (11,066)          $    (4,515)
 Preferred dividends                                  225                       -                  447                     -
                                               ----------------------------------------------------------------------------------
 Net loss available to common shares           $  (10,330)            $    (2,367)        $    (11,513)          $    (4,515)
                                               ==================================================================================
 Net loss per common share- Basic and diluted:
   Continuing operations                       $    (4.06)            $     (1.12)        $      (4.44)          $     (2.14)
   Discontinued operations                          (1.16)                  (0.08)               (1.38)                (0.16)
                                               ----------------------------------------------------------------------------------
                                               $    (5.22)            $     (1.20)        $      (5.82)          $     (2.30)
                                               ==================================================================================
 Weighted-average shares outstanding                1,979                   1,968                1,978                 1,968

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Note 1 - In May 2002, the Company announced its intention to sell 38 Chart House restaurants and one Peohe's restaurant to a third party. The Company consummated the sale as of July 30, 2002. The operations for these restaurants have been presented as discontinued, and the Company has reclassified its Consolidated Statements of Operations for the thirteen and twenty-six weeks ended June 25, 2001, as a result of implementing Statement of Financial Accounting Standards
No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" to reflect discontinued operations of the assets held for sale as of July 1, 2002.